FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: “Syngenta and DuPont announce crop protection technology exchange”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Syngenta and DuPont announce crop protection technology exchange

Basel, Switzerland and Wilmington, Delaware, USA, 23 February 2006

Syngenta and DuPont today announced an agreement that will broaden each company’s crop protection product offer.

  Syngenta acquires an exclusive worldwide license to develop DuPont’s new insecticide Rynaxypyr™ in mixtures with its own leading insect control products. Rynaxypyr™ is a chemical of the bisamide class characterized by unique systemic properties and outstanding activity on all major lepidoptera pests. DuPont will continue its commercialization plan for straight Rynaxypyr™.

  DuPont Crop Protection acquires worldwide rights to Syngenta’s strobilurin fungicide picoxystrobin, sold as Acanto®, including access to companion products used in mixtures. Acanto® is currently marketed in Europe on cereals and will be expanded for use on soybeans in Latin America.

The transactions are subject to certain national regulatory approvals. Financial terms were not disclosed.

John Atkin, Chief Operating Officer, Syngenta Crop Protection, said: “This agreement gives Syngenta access to a novel class of chemistry that will set new standards in lepidoptera control. Combinations of Rynaxypyr™ with our modern insecticides will provide new broad-spectrum solutions in the global insecticide market estimated at around $7 billion. First launches are targeted for 2009. We shall continue to expand our industry-leading position in fungicides led by Amistar® and its range of combination products.”

James C. Collins, Vice President and General Manager of DuPont Crop Protection, commented: “These agreements further enhance our position in the global fungicide market estimated at around $ 7 billion. With picoxystrobin, DuPont fills a gap and gains access to major fungicide customers and markets in the EU, Latin America and later in the United States. In insecticides, the agreement we have reached with Syngenta will allow us to expand and accelerate the market potential for our new cutting edge technology.”

Syngenta – 23 February 2006 / Page 1 of 2

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2005 were approximately $8.1 billion. Syngenta employs more than 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

DuPont is a science company. Founded in 1802, DuPont puts science to work by creating sustainable solutions essential to a better, safer, healthier life for people everywhere. Operating in more than 70 countries, DuPont offers a wide range of innovative products and services for markets including agriculture, nutrition, electronics, communications, safety and protection, home and construction, transportation and apparel.

Syngenta Media:	Switzerland:	Guy Wolff	Tel: +41 (61) 323 2323
	USA:	Sarah Hull	Tel: +1 (202) 628 2372
	UK:	Andrew Coker	Tel: +44 (1483) 26 0014

Syngenta Analysts:	Switzerland:	Jonathan Seabrook	Tel: +41 (61) 323 7502
		Jennifer Gough	Tel: +41 (61) 323 5059
	USA:	Rhonda Chiger	Tel: +1 (917) 322 2569

DuPont Media:	USA:	Gabrielle King	Tel: +1 (302) 999 5393

DuPont Analysts:	USA:	David Peet	Tel: +1 (302) 774 1125

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – 23 February 2006 / page 2 of 2

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	February 23, 2006	By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	Head Global Legal & Taxes

		By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary